SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2012

Commission File Number: 000-30540

GIGAMEDIA LIMITED

392 Ruiguang Road, 10F

Taipei, Taiwan (R.O.C.)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) :82-            .)

GIGAMEDIA LIMITED is submitting under cover of Form 6-K:

1.	GigaMedia Turnaround Continues: Positive Operating Income in Online Games Business and Stronger Cash Position in 3Q12 (attached hereto as Exhibit 99.1)

2.	GigaMedia Partners with Neowiz (attached hereto as Exhibit 99.2)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GigaMedia Limited
(Registrant)

Date: August 22, 2012	By: /s/ Dirk Chen
(Signature)
Name: Dirk Chen
Title: Chief Financial Officer